

03013881

AB 3/5/03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 44162

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Syndicated Capital, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1299 Ocean Avenue, Suite 210
(No. and Street)

Santa Monica	California	90401
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Lloyd McAdams, Jr. (310) 393-1424
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Kevin G. Breard, CPA An Accountancy Corporation
(Name — if individual, state last, first, middle name)

9010 Corbin Avenue, Suite 7	Northridge	California	91324
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 1 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 0 7 2003

OATH OR AFFIRMATION

I, Joseph Lloyd McAdams, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Syndicated Capital, Inc., as of December 31, 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of CALIFORNIA
County of LOS ANGELES
Subscribed and sworn (or affirmed) to before me this 3RD day of JANUARY, 2003

Arabella D. Garcia
Notary Public

x Joseph Lloyd McAdams Jr.
Signature

Title

ARABELLA D. GARCIA
Comm. # 1309616
NOTARY PUBLIC - CALIFORNIA
Los Angeles County
My Comm. Expires June 18, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
Syndicated Capital, Inc.

I have audited the accompanying statement of financial condition of Syndicated Capital, Inc. as of December 31, 2002 and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Syndicated Capital, Inc. as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Kevin G. Breard
Certified Public Accountant

Northridge, California
January 30, 2003

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Syndicated Capital, Inc.
Statement of Financial Condition
December 31, 2002

Assets

Cash and cash equivalents	$ 5,770
Receivable from clearing firms	108,911
Deposits with clearing organizations	200,615
Receivable from non-customers	150,078
Marketable securities, at market value	912,618
Securities, not readily marketable	221
Furniture & equipment, net	8,407
Prepaid expenses	27,205
Prepaid taxes	1,200
Total assets	$1,415,025

Liabilities and Stockholder's Equity

Liabilities

Accounts payable and accrued expenses	$ 166,221
Margin payable	245,720
Loan payable - related party	75,000
Subordinated debt	345,400
Total liabilities	832,341

Stockholder's equity

Common stock, $1 par value, 200,000 shares authorized, 87,000 shares issued, and outstanding	87,000
Additional paid-in capital	50,000
Retained earnings	445,684
Total stockholder's equity	582,684
Total liabilities and stockholder's equity	$1,415,025

The accompanying notes are an integral part of these financial statements.

Syndicated Capital, Inc.
Statement of Income
For the year ended December 31, 2002

Revenue	
Commissions	$2,086,207
Interest and dividend income	81,787
Other income	88,394
Unrealized gains (losses)	(53,493)
Realized gains (losses)	(22,998)
Total revenue	2,179,897
Expenses	
Employee compensation and benefits	228,742
Commissions and trading fees	1,710,654
Communications	14,336
Occupancy and equipment rental	35,952
Interest	20,164
Taxes, other than income taxes	19,840
Other operating expenses	124,327
Total expenses	2,154,015
Income before taxes	25,882
Income tax provision	
Income tax provision	1,100
Total income tax provision	1,100
Net income	$ 24,782

The accompanying notes are an integral part of these financial statements.

Syndicated Capital, Inc.
Statement of Changes in Stockholder's Equity
For the year ended December 31, 2002

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance on January 1, 2002	$ 87,000	$ 50,000	$ 420,902	$ 557,902
Net income	–	–	24,782	24,782
Balance on December 31, 2002	$ 87,000	$ 50,000	$ 445,684	$ 582,684

The accompanying notes are an integral part of these financial statements.

Syndicated Capital, Inc.
Statement of Changes in Liabilities Subordinated
to the Claims of General Creditors
For the Year Ended December 31, 2002

	Subordinated debt
Balance at January 1, 2002	$ –
Additions (Reductions)	330,000
Accumulated subordinated interest payable	15,400
Balance at December 31, 2002	$ 345,400

The accompanying notes are an integral part of these financial statements.

Syndicated Capital, Inc.
Statement of Cash Flows
For the year ended December 31, 2002

Cash flows from operating activities:		
Net income		$ 24,782
Adjustments to reconcile net income to net cash and cash equivalents provided by operating activities:		
Depreciation	$ 1,815	
Valuation of marketable securities to market	53,493	
(Gain) loss on sale of securities	22,998	
(Increase) decrease in:		
Receivable from clearing firm	(40,012)	
Deposits with clearing organizations	(464)	
Prepaid expenses	(12,076)	
Receivable from non-customers	(83,842)	
Prepaid taxes	(1,200)	
(Decrease) increase in:		
Accounts payable and accrued expenses	106,541	
Income taxes payable	(1,304)	
Subordinated interest payable	15,400	
Total adjustments		61,349
Net cash and cash equivalents provided by operating activities		86,131
Cash flows from investing activities:		
Proceeds from sale of marketable securities	467,656	
Purchase of marketable securities	(1,430,882)	
Proceeds from sale of securities, not readily available	71,879	
Purchase of equipment	(8,248)	
Net cash and cash equivalents used in investing activities		(899,595)
Cash flows from financing activities:		
Proceeds from margin payable	245,720	
Proceeds from issuance of subordinated debt	330,000	
Proceeds from loan from related party	75,000	
Net cash and cash equivalents provided by financing activities		650,720
Net decrease in cash and cash and cash equivalents		(162,744)
Cash and cash equivalents at beginning of year		168,514
Cash and cash equivalents at end of year		$ 5,770

Supplemental disclosure of cash flow information:

Cash paid during the year for

Income taxes	$ 3,604
Interest	$ –

The accompanying notes are an integral part of these financial statements.

Syndicated Capital, Inc.
Notes to Financial Statements
For the year ended December 31, 2002

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Syndicated Capital, Inc. (the "Company") is registered with Securities and Exchange Commission as an introducing broker-dealer of securities that does not receive funds; and is a member of the National Association of Securities Dealers, Inc. (NASD), the Securities Investor Protection Corporation (SIPC) and the Municipal Securities Rulemaking Board (MSRB).

The Company primarily earns commissions through the sale of equities and mutual funds. The Company has about 1,000 clients located through out the United States. No one client comprises a significant revenue source.

About 5% of the revenue is assisted by the relationship the Company has with an investment advisory firm (see note 6). The Company also helps distribute a mutual fund for which the investment advisory firm is an investment advisor.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Financial statement presentation is in accordance with recommendations of the American Institute of Certified Public Accountants in its industry audit guide, *Audits of Brokers and Dealers in Securities.*

The Company, with the consent of its Stockholder, has elected to be an S Corporation and accordingly has its income taxed under Section 1372 of the Internal Revenue Code, which provides that in lieu of corporate income taxes, the Stockholder is taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum Franchise Tax and a tax rate of 1.5% over the minimum Franchise Fee of $800.

For purposes of statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising cost are expensed as incurred.

The Company has elected to report the statement of changes in stockholder's equity without disclosing the accumulated adjustment account and other equity accounts pertinent to an S Corporation. There is no financial impact to these financial statements.

Note 2: EQUIPMENT

Equipment as of December 31, 2002 consisted of the following:

		Life in years	Method
Equipment	$ 11,068	5	Straight-line
Less accumulated depreciation	(2,661)		
	$ 8,407		

Depreciation expense for the year ended December 31, 2002 is $1,815.

Note 3: DEPOSITS WITH CLEARING ORGANIZATIONS

The Company has entered into a clearing agreement with BNY Clearing Services, LLC, (BNYCS), who carries the accounts of the customers of the Company. A condition of this agreement is that the Company establish a deposit account with BNYCS, having a market value of at least $100,000. The Company also maintains other cash and money market accounts at the clearing organization.

The Company entered into a similar agreement with Wedbush Morgan Securities, whereby the Company is required to maintain a deposit with them having a market value of at least $100,000.

Note 4: SECURITIES, AT MARKET VALUE

Securities, at market value consisted of the following at quoted market values:

Corporate stocks	$ 40,000
Corporate bonds	512,344
Mutual funds	360,274
Total	$ 912,618

Note 5: SECURITIES, NOT READILY MARKETABLE

Securities, not readily marketable consist of an investment in fractional shares of common stock, which are not readily marketable, and warrants in the NASD Stock Market, Inc.

The Company has valued the NASD warrants at zero as of December 31, 2002.

Note 6: SUBORDINATED LOAN AGREEMENT

The subordinated borrowings are covered by agreements approved by the National Association of Security Dealers, Inc. and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The borrowings under subordination loan agreements at December 31, 2002 are listed as follows:

Liabilities subordinated to the claims of general creditors:	
Interest at 8% due June 30, 2004	$ 330,000
Accumulated subordinated interest payable	15,400
Total subordinated debt	$ 345,400

Note 7: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company has elected the S Corporate tax status, therefore no federal income tax provision is provided.

The tax provision for $1,100 represents the California and New York state tax minimum. Similar to the Federal Rules, the net income passes through to the stockholder so that both federal & state taxes are primarily paid on the individual level.

Note 8: RELATED PARTY TRANSACTIONS

The Company shares facilities and staff with an investment advisory firm whose chairman is the Company's president and sole stockholder.

Note 8: RELATED PARTY TRANSACTIONS (Continued)

For the year ended December 31, 2002, the Company paid the investment advisory firm the following:

Employee compensation and benefits	$ 9,257
Occupancy and equipment rental	24,000
Other operating expenses	11,900
Total	$ 45,157

Note 9: COMMITMENTS AND CONTINGENCIES

In June of 2000, the Company entered into an operating agreement with AJF Financial, Inc. (AJF), whereby AJF became an Office of Supervisory Jurisdiction (OSJ) of the Company. AJF Financial is 100% owned by a registered broker, Andrew J. Friedman. According to the agreement, after one year, Andrew J. Friedman may be offered an option to purchase 10% of the Company's stock, within a five year period, for $25,000.

Note 10: NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day to day, but on December 31, 2002, the Company's net capital of $729,322 exceeded the minimum net capital requirement by $629,322; and the Company's ratio of aggregate indebtedness ($486,941) was 0.67 to 1, which is less than the 15 to 1 maximum ratio required of a Broker/Dealer.

Syndicated Capital, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2002

Computation of net capital		
Stockholder's equity		
Common stock	$ 87,000	
Additional paid-in capital	50,000	
Retained earnings	445,684	
Total stockholder's equity		$ 582,684
Add: Liabilities subordinated to the claims of general creditors		
Subordinated loan agreement	330,000	
Subordinated interest payable	15,400	
Total allowable subordinated liabilities		345,400
Total stockholder's equity and allowable subordinated liabilities		928,084
Less: Non-allowable assets		
Receivable from non-customers greater than 30 days	(86,889)	
Furniture & equipment, net	(8,407)	
Securities, not readily marketable	(221)	
Prepaid expenses	(27,205)	
Prepaid taxes	(1,200)	
Total non-allowable assets		(123,922)
Net capital before haircuts		804,162
Less: Haircuts and undue concentration		
Haircuts on marketable securities	(6,000)	
Haircuts on corporate bonds	(25,617)	
Haircuts on mutual funds	(32,425)	
Undue concentration	(10,798)	
Total haircuts and undue concentration		(74,840)
Net capital		729,322
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 32,463	
Minimum dollar net capital required	100,000	
Net capital required (greater of above)		(100,000)
Excess net capital		$ 629,322
Ratio of aggregate indebtedness to net capital	0.67:1	

There was no material difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2002.

See independent auditor's report.

Syndicated Capital, Inc.
Schedule II - Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3
As of December 31, 2002

A computation of reserve requirement is not applicable to Syndicated Capital, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Syndicated Capital, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2002

Information relating to possession or control requirements is not applicable to Syndicated Capital, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.